UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 29, 2012

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) is furnishing this Form 6-K/A, which amends and restates in its entirety BBVA’s report on 6-K furnished to the
Securities and Exchange Commission on February 10, 2011 (the “Original Form
6-K”).  The Original Form 6-K inadvertently omitted its exhibit.  The sole purpose of this Form 6-K/A is to include such exhibit.

REPORT REQUIRED BY ARTICLE 116.BIS OF THE SPANISH SECURITIES MARKET ACT

Pursuant to Article 116.bis of the Securities Market Act, this explanatory report has been drawn up with respect to the following aspects:

a) Common stock structure, including securities not traded on a regulated EU market, with an indication, where applicable, of the different classes of shares and, for each class of shares, the rights and obligations they confer and the percentage of total common stock they represent:

The BBVA Board of Directors, at its meeting on November 1, 2010, under the delegation conferred by the Annual General Meeting held on March 13, 2009, agreed to a BBVA capital increase (including the right to preferential subscription for former shareholders) that was completed for a nominal amount of
€364,040,190.36, with the issue and release into circulation of 742,939,164 new ordinary shares of the same class and series as the previously existing ones, with a par value of €0.49 each and represented through book-entry accounts. The subscription price of the new shares was €6.75 per share, of which forty-nine euro cents (€0.49) corresponded to the par value and six euros and twenty-six cents (€6.26) corresponded to the share premium (Note 28), therefore, the total effective amount of the common stock increase was €5,014,839,357.

After the aforementioned capital increase, BBVA’s share capital amounts to
€2,200,545,059.65, divided into 4,490,908,285 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts.

All BBVA shares carry the same voting and dividend rights and no single stockholder enjoys special voting rights. There are no shares that do not represent an interest in the Bank’s common stock.

BBVA shares are traded on the continuous market in Spain, as well as on the
London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange are also traded on the Lima Stock Exchange
(Peru), under an exchange agreement between these two markets.

Also, as of December 31, 2010, the shares of BBVA Banco Continental, S.A., Banco
Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Frances, S.A.
and AFP Provida were listed on their respective local stock markets, the last two also being listed on the New York Stock Exchange. BBVA Banco Frances, S.A.
is also listed on the Latin American market of the Madrid Stock Exchange.

b) Any restriction on the transferability of securities

There are no legal or bylaw restrictions on the free acquisition or transfer of common stock other than those established in articles 56 and the following ones in Act 26/1988, of July 29, on discipline and oversight in credit institutions, amended by Act 5/2009, dated June 29, which establish that any individual or corporation, acting alone or together with other parties, intending to directly or indirectly acquire a significant holding in a Spanish credit institution (as defined in article 56 of the aforementioned Act 26/1998) or directly or indirectly increase its holding so that the voting rights or owned stock is enough to control the credit institution, or equal to or more than 20, 30 or 50 percent, must first inform the Bank of Spain. The Bank of Spain then has 60 working days, starting on the date of the acknowledgement of receipt of the information, to evaluate the operation and, if appropriate, oppose the proposed acquisition for legal reasons.

c) Significant direct or indirect holdings in the common stock

As of December 31, 2010, Manuel Jove Capellán owned 5.07% of BBVA common stock through the company Inveravante Inversiones Universales, S.L.

As of the same date, State Street Bank and Trust Co., Chase Nominees Ltd. and
The Bank of New York Mellon, S.A. NV, in their capacity as international custodian/depository banks, held 7.22%, 5.95% and 3.65% of BBVA common stock, respectively. From these holdings by the custodian banks, there are no individual shareholders with direct or indirect holdings greater than or equal to 3% of the BBVA common stock, except in the case of the Blackrock Inc. which on February 4, 2010, reported to the Spanish Securities and Exchange Commission
(CNMV) that, as a result of the acquisition on December 1, 2009 of the Barclays
Global Investors (BGI) business, it had an indirect holding of BBVA common stock totaling 4.45% through Blackrock Investment Management.

d) Any restriction on voting rights.

There are no legal or bylaw restrictions on the exercise of voting rights.

e) Agreements between stockholders

BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its general meetings or restricting or placing conditions on the free transferability of BBVA shares.

f) Regulations applicable to appointments and substitution of members of governing bodies and the amendment of company bylaws

Appointment and Re-election

The rules applicable to the appointment and re-election of members of the Board of Directors are laid down in Articles 2 and 3 of the board regulations, which stipulate that members shall be appointed to the board by the Annual General
Meeting without detriment to the Board’s right to co-opt members in the event of any vacancy.

In any event, proposed candidates for appointment as directors must meet the requirements of applicable legislation in regard to the special code for financial entities, and the provisions of the Company’s bylaws.

The Board of Directors shall put its proposals to the Annual General Meeting of the Bank’s stockholders in such a way that, if approved, the Board would contain a large majority of external directors over executive directors and at least one third of the seats would be occupied by independent directors.

The proposals that the Board submits to the Bank’s General Meeting for the appointment or re-election of directors and the resolutions to co-opt directors made by the Board of Directors shall be approved at (i) the proposal of the
Appointments Committee in the case of independent directors and (ii) on the basis of a report from said committee in the case of all other directors.

The Board’s resolutions and deliberations shall take place in the absence of the director whose re-election is proposed. If the director is at the meeting, he/she must leave the room.

Directors shall remain in office for the term defined by the corporate bylaws
(currently Article 36 sets this term at three years) under a resolution passed by the Annual General Meeting. If they have been co-opted, they shall work out the term of office remaining to the director whose vacancy they have covered through co-option, unless a proposal is put to the Annual General Meeting to appoint them for the term of office established under the corporate bylaws.

Termination of Directorship

Directors shall resign from their office when the term for which they were appointed has expired, unless they are re-elected.

Directors must apprise the board of any circumstances affecting them that might harm the Company’s reputation and credit and, in particular, of any criminal charges brought against them, and any significant changes that may arise in their standing before the courts.

Directors must place their office at the disposal of the board and accept its decision regarding their continuity in office. Should the board resolve they not continue, they shall accordingly tender their resignation in the situations envisaged in article 12 of the board regulations.

Directors shall resign their positions on reaching 70 years of age. They must present their resignation at the first meeting of the Bank’s board of directors after the Annual General Metting that approves the accounts for the year in which they reach this age.

Changes to the corporate bylaws

Article 30 of the BBVA bylaws establishes that the General Meeting of
Stockholders has the power to amend the Bank bylaws and/or confirm and rectify the interpretation of said bylaws by the Board of Directors.

To such end, the regime established under articles 285 and following of the
Corporations Act will be applicable.

Notwithstanding the foregoing, article 25 of the Bylaws lays down that in order to adopt resolutions for substituting the corporate object, transforming, breaking up or winding up the company or amending the second paragraph of this article, the General Meeting on first summons must be attended by two thirds of the subscribed common stock with voting rights and on second summons, 60% of said common stock.

g) Powers of the board members and, in particular, powers to issue and/or buy back shares

The executive directors shall hold broad powers of representation and administration in keeping with the requirements and characteristics of the posts they occupy.

In addition, in terms of the capacity of the Board of Directors to issue BBVA shares, the AGM held on March 13, 2009, under the fifth point of the Agenda, resolved to confer authority on the Board of Directors, pursuant to article
153.1.b) of the Corporations Act (Ley de Sociedades Anónimas) (now Article
297.1b) of the Corporations Act, Ley de Sociedades de Capital), to resolve to increase the common stock on one or several occasions up to the maximum nominal amount representing 50% of the Company’s common stock that is subscribed and paid up on the date on which the resolution is adopted, i.e., €918,252,434.60.
Article 159.2 of the Corporations Act (now Article 506 of the Corporations Act)
empowers the Board to exclude the preferred subscription right in relation to these share issues, under the terms and with the limitations of the aforementioned agreement. The directors have five years from the date of the adoption of the agreement by the General Meeting (March 13, 2009) to perform this common stock increase.

On the signing of this agreement, the Board of Directors agreed on a share capital increase of the Bank with the right to preferential subscription, as described in Note 27, on November 1, 2010. The Board of Directors, at its
meeting on July 27, 2009, agreed to a share capital increase for the amount required to address the conversion of the convertible obligations agreed upon on said date, as described below. This will be carried out through the issue and release into circulation of up to 444,444,445 ordinary shares with a par value of €0.49 each and without prejudice to the adjustments that may arise according to the anti-dilution mechanisms.

At the Annual General Meeting held on March 14, 2008 the shareholders resolved to delegate to the Board of Directors for a five-year period the right to issue bonds, convertible and/or exchangeable into Bank shares for a maximum total of
€9,000 million. The powers include the right to establish the different aspects and conditions of each issue, including the power to exclude the preferential subscription rights of shareholders in accordance with the Corporations Act, to determine the basis and methods of conversion and to increase capital stock in the amount considered necessary. In virtue of said authorization, the Board of
Directors, at its meeting on July 27, 2009, agreed to proceed to the issue of convertible obligations for an amount of €2,000 million, as well as the corresponding Bank’s share capital increase needed to address the conversion of said convertible obligations, on the basis of the conferral to the Board of
Directors to increase share capital, as adopted by the aforementioned Annual
General Meeting held on March 13, 2009.

The Annual General Meeting held on March 12, 2009, pursuant to Article 146 of the Spanish Corporations Act, authorized the Company, directly or through any of its subsidiary companies, for a maximum of five years, to buy Banco Bilbao
Vizcaya Argentaria, S.A. shares at any time and as often as deemed opportune, by any means accepted by law up to a maximum of 10% of the common stock of Banco
Bilbao Vizcaya Argentaria, S.A. or, as applicable, the maximum amount authorized under applicable legislation.

h) Significant resolutions that the company may have passed that come into force, are amended or conclude in the event of any change of control over the company following a public takeover bid. This exception will not apply when the company is legally bound to publish this information.

No significant agreement is known by the Company that enters into force, is modified, or is terminated if there is a change in the control of the company resulting from a takeover bid.i) Agreements between the Company and its directors, managers or employees establishing indemnity payments when they resign or are dismissed without due cause or if the employment contract expires due to a takeover bid

There were no commitments as of December 31, 2010 for the payment of compensation to executive directors.

In the case of the President and COO, the contract lays down that in the event that they lose this status due to a reason other than their own will, retirement, invalidity or dereliction of duty, they will take early retirement with a pension, which can be received as life income or common stock, equal to
75% of their pensionable salary if this occurs before they reach 55 years old, or 85% after that age.

The Bank recognized the entitlement of some members of its management team, 45 executive managers, 13 of them belonging to the Management Committee, to be paid indemnity should they leave on grounds other than their own will, retirement, invalidity or dereliction of duty. The amount of this indemnity will be calculated in part as a function of their annual remuneration and the number of years they have worked for the Company.

The Bank has agreed clauses with some staff (50 technical and specialist employees) to indemnify them in the event of dismissal without due cause. The amounts agreed are calculated based on the professional and wage conditions of each employee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 02/29/2012	By:	Mª Jesús ARRIBAS DE PAZ
	Name:	Mª Jesús ARRIBAS DE PAZ
	Title:	Authorized representative